

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 18, 2007

Mr. Thomas G. Mair
Senior Vice President and Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, CO 80127-6312

   Re: Golden Star Resources Ltd.
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 14, 2007
      Form 10-Q for the Quarterly Period Ended June 30, 2007
      Filed August 7, 2007
      File No. 001-12284

Dear Mr. Mair:

   We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

         Sincerely,

         Jill Davis
         Branch Chief